UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-03970

Enviri LLC (as successor by merger to Enviri Corporation)
(Exact name of registrant as specified in its charter)

Two Logan Square 100-120 North 18th Street, 17th Floor Philadelphia, Pennsylvania 19103 (267) 857-8715
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.25 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Enviri LLC (as successor by merger to Enviri Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Enviri LLC (as successor by merger to Enviri Corporation)

Date: June 12, 2026	By:	/s/ Samuel C. Fenice
	Name:	Samuel C. Fenice
	Title:	Vice President and Corporate Controller